November 30, 2006

Via U.S. Mail and Facsimile

Byung-Moo Park
Chief Executive Officer
Hanarotelecom Incorporated
17-7 Yeouido-dong
Yeongdeungpo-gu
Seoul 150-874
South Korea

RE:		Hanarotelecom Incorporated
		Form 20-F for the fiscal year ended December 31, 2005
		File No. 1-15012

Dear Mr. Park:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2005, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

1. We note news reports that you participated in a joint venture with a North Korean entity to produce parts for high-speed Internet services and that you also jointly produced with that entity three dimensional animation for broadcasting. It is not clear to us whether you have ongoing contacts with North Korea. Your 20-F includes no information regarding contacts with North Korea.

In light of the fact that North Korea has been identified by the U.S.
State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with North Korea, whether through direct or indirect arrangements. Discuss any direct or indirect contacts with the North Korean government, and entities controlled by the North Korean government. Advise us whether any of the services or products you have provided to North Korea, including materials and component parts, have military application.
Describe
for us any such potential military application and advise us whether, to your knowledge, any such products or services have in fact been put to military use.

2. Discuss the materiality to you of any contacts with North Korea and advise us of your view as to whether those contacts constitute a material investment risk for your security holders. Address materiality in quantitative terms, including the dollar amount of any associated revenues, assets or liabilities. Please also address materiality in terms or qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with North Korea.

Your qualitative materiality analysis also should address whether, and the extent to which, the North Korean government or entities controlled by the North Korean government receive cash or act as intermediaries in connection with your operations.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Robert Littlepage
		Division of Corporation Finance
Byung-Moo Park
Hanarotelecom Incorporated
November 30, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE